Exhibit 99.1

ASL Group doubles down on sustainable air mobility,

signs agreement for delivery of six Lilium Pioneer Edition Jets

Geneva, Switzerland, May 24, 2023: Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing jet, today announced that it has signed an agreement with Benelux-based business jet operator ASL Group for the delivery of six Lilium Pioneer Edition Jets. The agreement, which includes deposit payments to Lilium, converts an earlier Memorandum of Understanding between the two companies, disclosed last year during the Farnborough International Airshow.

ASL Group is a leading business jet operator in the Benelux, and the owner of the first electric aircraft in Belgium. ASL Group intends to manage and operate the aircraft for its customers as part of a sustainable, high-speed network connecting major hubs across Belgium, Netherlands, Luxembourg, and Western Germany.

Philippe Bodson, owner and CEO of ASL Group said: “Our company is constantly seeking new ways to operate responsibly and contribute to a healthy future, both socially and ecologically. The Lilium Jet is a great opportunity to provide better value to our customers in a sustainable way. With zero operating emissions, vertical take-off landing capability and a spacious premium cabin, Lilium represents the best option on the market.”

Klaus Roewe, CEO of Lilium said: “The conversion of our MOU with ASL shows the strength of our continued partnership. ASL Group is a truly innovative company with a vision to provide the best services for its customers. With the highest population density in Europe, Benelux represents a perfect use case for the Lilium Jet, with its expected high aerodynamic performance and low noise profile. We are proud to support ASL’s development in the region.”

Contact information for Media:

Lilium

Meredith Bell

+41 79 432 57 79

press@lilium.com

ASL Group

Maarten Desair

+32(0)477170503

maarten.desair@aslgroup.eu

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with planned launch networks announced in Germany, the United States, Brazil, and the UK, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit lilium.com.

About ASL Group

ASL Group is one of Europe’s leading business jet management and operator companies, having offices and bases in most Belgian and Dutch airports. The group built its reputation on excellence, efficiency and safety. It manages and operates more than 45 aircraft and offers other business aviation related services all tailored to the customers’ wishes and expectations.

Lilium Forward Looking Statements:

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium Group’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the Lilium Group’s partnership with the ASL Group, including the agreement mentioned herein, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.